Exhibit 4(b)

AMENDMENT NO. 1 TO THE INVESTMENT MANAGEMENT AGREEMENT

This Amendment No. 1 to the Investment Management Agreement dated July 29, 2020 and effective as of July 30, 2020 (the “Amendment”) is entered into between BlackRock Series, Inc., a Maryland corporation (the “Corporation”), on behalf of its series BlackRock International Fund (the “Fund”), and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Corporation and the Advisor have entered into an Investment Management Agreement dated February 27, 2017 (as amended to the date hereof, the “Management Agreement”) pursuant to which the Advisor agreed to act as investment advisor to the Fund; and

WHEREAS, the Management Agreement provides that the Corporation, on behalf of the Fund, will pay to the Advisor a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Management Agreement provides that the Management Agreement may be amended by the parties to the Management Agreement only if the amendment is specifically approved by a vote of the Board of Directors of the Corporation, including a majority of those Directors who are not parties to the Management Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval, and, where required by the Investment Company Act of 1940, as amended (the “1940 Act”), by a vote of a majority of the outstanding voting securities of the Fund; and

WHEREAS, the Board of Directors, including a majority of those Directors who are not interested persons of the Corporation, specifically approved this Amendment at a meeting held by videoconference on July 29, 2020 and in reliance on exemptive relief from certain in-person board approval requirements pursuant to an exemptive order under Section 6(c) and Section 38(a) of the 1940 Act (issued March 13, 2020) and extended March 25, 2020;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Management Agreement is hereby amended as set forth on the Schedule A attached hereto with respect to the Fund.

2.	Except as otherwise set forth herein, the terms and conditions of the Management Agreement shall remain in full force and effect.

[End of Text]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK SERIES, INC., on behalf of its series, BLACKROCK INTERNATIONAL FUND

By:
Name: John M. Perlowski
Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By:
Name: Neal J. Andrews
Title: Managing Director

Schedule A

Investment Advisory Fee

Portion of Average Daily Value of Net Assets of the Fund	Investment Advisory Fee
First $1 billion	0.60%
$1 billion - $3 billion	0.56%
$3 billion - $5 billion	0.54%
$5 billion - $10 billion	0.52%
Greater than $10 billion	0.51%